Filed Pursuant to Rule 424(b)(3)
Registration No. 333-201596

Prospectus Supplement No. 6

(to Prospectus dated February 25, 2015)

2,724,000 Units Consisting of

Shares of Series E Convertible Preferred Stock and

Series C Warrants, each to Purchase One Share of Common Stock

This prospectus supplement supplements the prospectus dated February 25, 2015, as supplemented by prospectus supplement No. 1 dated April 20, 2015, prospectus supplement No. 2 dated April 22, 2015, prospectus supplement No. 3 dated April 23, 2015, prospectus supplement No. 4 dated May 14, 2015 and prospectus supplement No. 5 dated June 2, 2015 (the “Prospectus”), which relates to the offering of the securities of Great Basin Scientific, Inc. (the “Company,” “we,” or “our”) that are underlying the Series E Convertible Preferred Stock and Series C Warrants that were part of the units (the “Units”) we issued in our public offering, which closed initially on March 2, 2015 (the “Offering”). The securities underlying the Series E Convertible Preferred Stock include 10,896,000 shares of our common stock issuable upon conversion of the Series E Convertible Preferred Stock and 21,792,000 shares of our common stock issuable upon the exercise of the Series C Warrants.

This prospectus supplement No. 6 notifies securityholders that as of June 11, 2015 and as of June 12, 2015, respectively, the holders of Series E Convertible Preferred Stock and holders of Series C Warrants approved the amendments described in that certain Consent Solicitation Statement dated June 1, 2015. Upon the effectiveness of these amendments, any investor who tenders an exercise notice exercising the Series C Warrants for cash prior to the earlier of August 25, 2015 or 15 days after the Separation Trigger Date (defined below), will receive the following accelerated conversion and exercise rights: (i) the subject Units (of which the exercised Series C Warrants form a part) held by such investor will automatically separate, (ii) the Series E Convertible Preferred Stock held by such investor will become immediately convertible at such investor’s option and (iii) the Series C Warrants held by such investor will become immediately exercisable. Units whose Series C Warrants are not exercised will not separate and will continue to be listed and trade on the Nasdaq Stock Market under the symbol “GBSNU”. The amendments do not obligate investors to exercise their Series C Warrants or convert their Series E Convertible Preferred Stock early; if an investor decides to exercise or convert the securities at a later date, that investor will still retain the same original rights it has under the Series C Warrants and Series E Convertible Preferred Stock, including the ability to exercise the Series C Warrants for cash or on a cashless basis upon the earlier of the Early Separation Date or August 25, 2015. The Company anticipates that these amendments will become effective on June 23, 2015.

No other terms of the Series E Convertible Preferred Stock and Series C Warrants will change as a result of these amendments. With respect to any Units of which the Series C Warrants are not exercised early for cash, the shares of Series E Convertible Preferred Stock and the Series C Warrants will automatically separate on August 25, 2015. However, the shares of Series E Convertible Preferred Stock and the Series C Warrants will separate prior to August 25, 2015 if at any time after 30 days from February 25, 2015 the closing price of our common stock is greater than $4.00 per share for 20 consecutive trading days (the “Separation Trigger Date”). We refer to this separation herein as Early Separation. In the event of Early Separation, the shares of Series E Convertible Preferred Stock and the Series C Warrants will become separable 15 days after the Separation Trigger Date.

Each share of Series E Convertible Preferred Stock is convertible at the option of the holder into four common shares upon the earlier of (i) August 25, 2015, (ii) 15 days after the Separation Trigger Date in the event of Early Separation or (iii) upon the effectiveness of the amendments approved as of June 11, 2015 by the holders of Series E Convertible Preferred Stock, upon the cash exercise of the Series C Warrants which, along with the Series E Convertible Preferred Stock, underlie the Units. The Series C Warrants have an exercise price of $2.55 and are exercisable upon the earlier of (i) August 25, 2015, (ii) 15 days after the Separation Trigger Date in the event of

Early Separation or (iii) upon effectiveness of the amendments approved as of June 12, 2015 by the holders of Series C Warrants, at any time if the holder elects to exercise such Series C Warrants for cash. The Series C Warrants will expire on February 25, 2020. This prospectus also covers the shares of common stock issuable from time to time upon the exercise of the Series C Warrants. This prospectus also covers the Units and underlying securities issuable upon exercise of the unit purchase option to be issued to the underwriters.

This prospectus supplement incorporates into our Prospectus the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on June 15, 2015.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock and the Units are listed on The NASDAQ Capital Market under the symbols “GBSN” and “GBSNU”, respectively. On June 12, 2015, the closing sale price of our common stock and the Units on The NASDAQ Capital Market was $3.32 per share and $17.85 per Unit, respectively.

AN INVESTMENT IN OUR SECURITIES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 14 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 15, 2015

2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 11, 2015

GREAT BASIN SCIENTIFIC, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36662	83-0361454
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2441 South 3850 West, Salt Lake City, UT

(Address of principal executive offices)

84120

(Zip code)

(801) 990-1055

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07	Submission of Matters to a Vote of Security Holders.

On June 2, 2015, Great Basin Scientific, Inc. (the “Company”) furnished to holders of Series E Convertible Preferred Stock, Series C Warrants and Units, of which such shares and warrants form a part, a Consent Solicitation Statement (the “Consent Solicitation”). The record date for the Consent Solicitation was established as of 5:00 pm EST on May 26, 2015.

The Consent Solicitation sought consent to the proposed amendment of the Certificate of Designation of Series E Convertible Preferred Stock (the “Preferred Amendment”) and the proposed amendment and restatement of the Series C Warrant governing the terms of the Series C Warrants issued by the Company (the “Warrant Amendment” and, together with the Preferred Amendment, the “Proposed Amendments”). The Company sought to enter into the Proposed Amendments in order to induce the holders of Series C Warrants to exercise their Series C Warrants for cash, which will provide additional working capital to fund the Company’s ongoing operations.

On June 11, 2015, the Company received consents to the Preferred Amendments from holders of the requisite amount of Series E Convertible Preferred Stock and Units, of which such shares form a part. The responses received from these securityholders as of June 12, 2015, which are sufficient to approve the Preferred Amendment, are set forth below:

Consents to the Preferred Amendment	Unvoted
1,889,876	834,124

In order to be approved, the Preferred Amendment required consent from the holders of a majority of the Company’s Series E Convertible Preferred Stock. As of June 12, 2015, the Company has obtained consents from approximately 69.4% of the holders of the Company’s Series E Convertible Preferred Stock.

On June 12, 2015, the Company received consents to the Warrant Amendments from holders of the requisite amount of Series C Warrants and Units, of which such warrants form a part. The responses received from these securityholders as June 12, 2015, which are sufficient to approve the Warrant Amendment, are set forth below:

Consents to the Warrant Amendment	Unvoted
15,119,008	6,672,992

In order to be approved, the Warrant Amendment required consent from the holders of Series C Warrants exercisable for an aggregate number of shares of common stock equal to at least 66.7% of the number of shares of common stock issuable upon exercise of all outstanding Series C Warrants. As of June 12, 2015, the Company has obtained consents from the holders of Series C Warrants exercisable for an aggregate number of shares of common stock equal to approximately 69.4% of the number of shares of common stock issuable upon exercise of all outstanding Series C Warrants.

Pursuant to Rule 14c-2 promulgated under the Exchange Act, these corporate actions cannot be effective until the expiration of twenty (20) calendar days after the mailing of the Consent Solicitation to the applicable securityholders of the Company; therefore, although the Company has received the requisite consents, the Proposed Amendments will not take effect prior to June 22, 2015, which is the date of the expiration of the aforementioned twenty (20) day period. The Company anticipates that the Proposed Amendments will be effective on June 23, 2015.

When the Proposed Amendments are effective, any investor who tenders an exercise notice exercising the Series C Warrants for cash prior to the earlier of August 25, 2015 or 15 days after the Separation Trigger Date (defined below), will receive the following accelerated conversion and exercise rights: (i) the subject Units (of which the exercised Series C Warrants form a part) held by such investor will automatically separate, (ii) the Series E Convertible Preferred Stock held by such investor will become immediately convertible at such investor’s option and (iii) the Series C Warrants held by such investor will become immediately exercisable. No other terms of the Series E Preferred Stock and Series C Warrants will change as a result of these amendments except as otherwise described herein. Units whose Series C Warrants are not exercised will not separate and will continue to be listed and trade on the Nasdaq Stock Market under the symbol “GBSNU”. The amendments do not obligate investors to exercise their Series C Warrants or convert their Series E Convertible Preferred Stock early; if an investor decides to exercise or convert the securities at a later date, that investor will still retain the same original rights it has under the Series C Warrants and Series E Convertible Preferred Stock, including the ability to exercise the Series C Warrants for cash or on a cashless basis upon the earlier of the Early Separation Date or August 25, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREAT BASIN SCIENTIFIC, INC.

Date: June 15, 2015	By:	/s/ Ryan Ashton
Ryan Ashton, Chief Executive Officer